NEWS RELEASE August 22, 2006 NR-06-22

Energy Metals Farms Out Uranium Properties in Utah and Wyoming

Vancouver, British Columbia, August 22, 2006 – Energy Metals Corporation (TSX:EMC) (“EMC”) is pleased to announce that it has signed a Letter of Intent (LOI) with Magnum Minerals Corp. (MM-TSXV) (“Magnum”) on two uranium properties, the 6,000 acre San Rafael Property located in Emery Co., Utah and the Wild Buck property located in Converse County, Wyoming.

Under the terms of the LOI, Magnum will pay Energy Metals $30,000 for an exclusive 60 day option to perform a due diligence to review all the data EMC possesses on the two properties and integrate the information into the property databases Magnum has in its possession. Upon completing the due diligence review, Magnum can earn a 65% interest in the properties by fulfilling the requirements of spending $1,000,000 in work on the two properties and issuing 600,000 shares of common stock staged over a 5 year period. Magnum’s first year obligation is $200,000 in work and issuance of 150,000 shares of stock. Magnum has the right to increase its interest in the properties to 80% by issuing an additional 250,000 shares to EMC after the initial earn-in.

The San Raphael property, located on the east flank of the San Raphael Swell, was explored for uranium and vanadium from the mid-1950’s until the 1980’s. Internal reports and memoranda by Conoco and Union Carbide indicate that Conoco drilled more than 165 holes and defined a historical resource on State Section 36 of the property. Deposits in this area occur within the stratigraphic sequence of the upper Salt Wash member of the Jurassic Morrison Formation and will most likely require conventional mining.

The Wild Buck property is located in the Southern Powder River Basin, some 6 miles northwest of Cameco’s Highland-Smith Ranch permit area. The property hosts roll front-type uranium mineralization in the Paleocene Fort Union Formation. EMC’s claims consists of an isolated group of claims covering federal minerals with private surface ownership. EMC had not negotiated a surface lease and considered the property non-essential as it is land-locked by competitor interests. EMC is looking forward to having Magnum Minerals advance this property, along with other interests, within the more than 4 square mile area of interest. “This LOI with Magnum continues to advance EMC’s plan of working with quality junior companies to progress its non-essential property portfolio towards production while allowing the company to concentrate on the development of its core ISR projects in Wyoming and Texas”, said William M. Sheriff, Executive Vice President of Energy Metals Corporation.

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Executive Vice President, Director: (972) 333-2214
Ran Davidson, Corporate Communications: (604) 697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.